UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of           February                   , 2004
--------------------------------------------------------------------------------
                          Knightsbridge Tankers Limited
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F           X              Form 40-F
                                ------------      ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                           No       X
                      ----------                    ------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the 2003 PFIC Annual Information Statement of Knightsbridge Tankers Limited.


Item 2. ADDITIONAL INFORMATION

Royal Dutch Petroleum Company and The Shell Transport and Trading Company, Public Limited Company file annual reports on Form 20-F (File Nos. 1-3788 and 1-4039) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended. Such annual reports contain the financial statements of the Royal Dutch/Shell Group of Companies.

                                                        [KNIGHTSBRIDGE LOGO]


                                                        February 13, 2004


TO:    The Shareholders of
       Knightsbridge Tankers Limited
       That Are United States Taxpayers


          As you are aware, Knightsbridge Tankers Limited ("Knightsbridge") is a "Passive Foreign Investment Company" ("PFIC") for United States income tax purposes. The following is a PFIC annual information statement for the taxable year of Knightsbridge beginning on January 1, 2003 and ending on December 31, 2003. This statement is being provided so that you may report your pro rata share of Knightsbridge's income in the event that you have elected to treat Knightsbridge as a "qualified electing fund" ("QEF") under the applicable provisions of the United States Internal Revenue Code.

          You should keep this statement in your records but do not need to attach this statement to your IRS Form 8621, "Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund". In order to assist you in completing Form 8621, the address of Knightsbridge is:
Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.
















Knightsbridge Tankers Limited                   Knightsbridge Tankers Limited
Investor Relations                              Registered Office
P.O. Box HM 1593                                Par-la-Ville Place
Hamilton, Bermuda                               14 Par-la-Ville Road
Telephone:  +1 (441) 295-0182                   Hamilton HM 08, Bermuda
Telefax:  +1 (441) 295-3494

                        PFIC Annual Information Statement



1. This Information Statement applies to the taxable year of Knightsbridge Tankers Limited ("Knightsbridge") beginning on January 1, 2003 and ending on December 31, 2003 (the "Taxable Year").

2. (i) Your pro rata share of the ordinary earnings of Knightsbridge for the Taxable Year may be determined as follows:

          (a) If you owned the same number of Knightsbridge shares from January 1, 2003 through December 31, 2003, multiply the number of such Knightsbridge shares by $2.376842.

          (b) If you did not own Knightsbridge shares for the entire period beginning January 1, 2003 and ending December 31, 2003, multiply the number of shares you owned by $2.376842, divide the result by 365, and multiply by the number of days during 2003 that you held such shares. (1)

--------------------------
(1) For example, if you acquired 100 shares on July 1, 2003 and held them throughout the remainder of 2003, your pro rata share of Knightsbridge's ordinary earnings would be $119.82 (i.e., 100 shares x $2.376842 x 184/365).




          (c) If you owned different numbers of Knightsbridge shares at different times during 2003, perform the calculation specified in
               (b) above separately for each lot of shares owned.

     (ii) Your pro rata share of the net capital gain of Knightsbridge for the Taxable Year is zero.

3. The amount of cash and the fair market value of other property distributed or deemed distributed by Knightsbridge during the Taxable Year is as follows:

          Cash:  See note (2)
--------------------------------
(2) On February 7, 2003, Knightsbridge made a distribution of $0.45 per share to shareholders of record on January 27, 2003. On May 8, 2003, Knightsbridge made a distribution of $1.19 per share to shareholders of record on April 25, 2003. On August 8, 2003, Knightsbridge made a distribution of $0.65 per share to shareholders of record on July 25, 2003. On November 10, 2003, Knightsbridge made a distribution of $0.45 per share to shareholders of record on October 25, 2003. The total amount of these four distributions exceeded the sum of Knightsbridge's earnings and profits for the Taxable Year and Knightsbridge's earnings and profits accumulated in prior years. Accordingly, 86.746% of each distribution is a dividend, and 13.254% of each distribution is a return of capital.



          Fair Market Value of Property:  0

4. Knightsbridge will permit you to inspect and copy Knightsbridge's permanent books of account, records, and such other documents as may be maintained by Knightsbridge to establish that Knightsbridge's ordinary earnings and net capital gain are computed in accordance with U.S. income tax principles and to verify these amounts and your pro rata shares thereof.



                                           KNIGHTSBRIDGE TANKERS LIMITED


Date: February 13, 2004                    By:  /s/ Ola Lorentzon
      -----------------                        ---------------------------
                                               Name:   Ola Lorentzon
                                               Title:  Chairman


THIS INFORMATION IS PROVIDED IN ORDER TO ASSIST SHAREHOLDERS IN MAKING CALCULATIONS AND DOES NOT CONSTITUTE TAX ADVICE. SHAREHOLDERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE OVERALL TAX CONSEQUENCES OF THE OWNERSHIP OF COMMON SHARES ARISING IN THEIR OWN PARTICULAR SITUATIONS UNDER UNITED STATES FEDERAL, STATE, LOCAL OR FOREIGN LAW.

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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                    Knightsbridge Tankers Limited
                                    -----------------------------
                                             (Registrant)




Date    February 17, 2004           By    /s/ Kate Blankenship
      ---------------------               -----------------------
                                              Kate Blankenship
                                                 Secretary

01655.0002 #464279